Via Facsimile and U.S. Mail
Mail Stop 4720

July 6, 2009

Roger B. Gorham
Chief Financial Officer
Alleghany Corporation
7 Times Square Tower
New York, NY 10036

      Re: **Alleghany Corporation**
               Form 10-K for the Year Ended December 31, 2008
               Filed on February 27, 2009
               File No. 001-09371

Dear Mr. Gorham:

We have reviewed your May 19, 2009 response to our April 29, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Business Overview

RSUI, page 14

1. We note your response to our prior comment 1. Please supplementally provide the following information relating to your agreements with Swett & Crawford Group and CRC Insurance Services:
   a. The advantages you receive from having formal agreements with Swett and CRC that you would lose if the agreements were terminated. The advantages that Swett and CRC would lose.
   b. If the agreements are not necessary in order to do business through Swett and CRC, please explain why you have entered into the agreements.
   c. The reason you believe Swett and CRC would direct customers to your products without formal agreements in place.

     d. The reason you believe the customers who have purchased your products through Swett and CRC would seek out your services without their participation if the brokers declined to direct customers to the company's products absent a formal agreement.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Investments, page 38</u>

2. With respect to your response to part (f) of our prior comment number three, please provide for us the proposed disclosure explaining the criteria you used to determine whether the market for a financial instrument is active or inactive.

3. Please refer to your response to our prior comment number four. As previously requested, please revise your disclosure to explain the procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, *Fair Value Measurements*, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

<u>6. Liability for Loss and Loss Adjustment Expenses, page 84</u>

4. The explanation provided in your response to our prior comment number seven do not sufficiently address the disclosure clarifications requested. Please revise your disclosure as follows:

     a. As the amount relating to other reserve adjustments appears to be a significant piece of the change in prior year reserves, please confirm that you will include the explanation provided in your response in your disclosure.

     b. With respect to RSUI and CATA, please revise your disclosure to quantify the loss emergence patterns for the current period and the earlier periods referred to in your response.

     c. With respect to EDC, please revise your disclosure to separately quantify the impact of the significant acceleration in claims emergence and the increases in industry-wide severity for the periods presented.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Senior Accountant, at (202) 551-3613, if you have any questions regarding the processing of your response as well as any questions regarding the comment on the financial statements. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on comment one. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant